August 20, 2024

Yehor Rodin
President
Global-Smart.Tech
Kava b.b.
85320, Tivat, Montenegro

       Re: Global-Smart.Tech
           Amendment No. 4 to Registration Statement on Form S-1
           Filed August 13, 2024
           File No. 333-267740
Dear Yehor Rodin:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 8, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-1
Financial Statements, page 70

1. Please revise your Registration Statement on Form S-1 to include audited financial statements for the Fiscal Year Ended May 31, 2024. Refer to Regulation S-X, Rule 8-
       08(b).
 August 20, 2024
Page 2

       Please contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if you
have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or Irene Paik at 202-551-6553 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets